MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED

DECEMBER 31, 2022

The following management's discussion and analysis ("MD&A"), which is dated as of March 31, 2023, provides a review of the activities, results of operations and financial condition of Loncor Gold Inc. (the "Company" or "Loncor") as at and for the financial year of the Company ended December 31, 2022 ("fiscal 2022") in comparison with those as at and for the financial year of the Company ended December 31, 2021 ("fiscal 2021"), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2022 and fiscal 2021 (the "Annual Financial Statements").  As the Company's consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company's annual information form dated March 31, 2023, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, potential mineral resource increases, exploration results, future drilling and other future exploration, potential mineral resources, results of the Adumbi deposit Preliminary Economic Assessment ("PEA"),  potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that actual circumstances will differ from the estimates and assumptions used in the Adumbi PEA, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, activities of the Company may be adversely impacted by the continued spread of COVID-19, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, changes in equity markets, changes in gold prices, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), fluctuations in currency exchange rates, inflation, political developments in the Democratic Republic of the Congo (the "DRC"), changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data, and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be placed on such statements due to the inherent uncertainty therein.

General

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the DRC.  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor via its 84.68% interest in the Imbo Project.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021. The Makapela Project (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

The Company also has, through a DRC subsidiary or under option from third parties, 46 mineral exploration permits with respect to properties in North Kivu province of the DRC. All of the 46 North Kivu exploration permits are currently under force majeure due to the poor security situation in North Kivu province.

In a press release dated February 21, 2023, Loncor announced that it has concluded a leasing agreement with Ding Sheng Services S.A.R.L. ("Ding Sheng") that permits Ding Sheng to mine the non-strategic alluvial potential to the south of Adumbi, with a focus on the gravels bordering the Imbo River.  As consideration for the award of the lease, Ding Sheng paid Loncor a total of US$1.25 million, with Loncor receiving a further 25% of future revenue generated, after deducting US$1 million from Loncor's attributable revenues from production.

In July 2022, the Company announced that it has applied for an Exploitation Permit ("Mining Permit") for the potential development of the Company's Makapela Project. Makapela has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au) at a 2.75 g/t Au cut-off. The Makapela Project is owned 100% by Loncor and is located approximately 50 kilometres from its flagship Adumbi deposit which already has a Mining Permit. The PEA of the Adumbi deposit, the results of which were announced by Loncor in December 2021, did not include the Makapela deposit. The Company provided updates on the progress of the Mining Permit application in press releases dated November 17, 2022 and February 21, 2023.

In June 2022, the Company closed a non-brokered private placement financing of 6,750,000 units of the Company at a price of Cdn$0.50 per unit for gross proceeds of Cdn$3,375,000. Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the closing date of the issuance of the units. The proceeds from this financing were used for continued development of the Company's Adumbi and Makapela gold deposits and for general corporate purposes.

In a press release dated April 27, 2022, the Company announced that its previously reported discussions with potential strategic partners with respect to the development of Loncor's gold deposits were continuing. In November 17, 2022, February 21, 2023 and March 28, 2023 press releases, the Company reported that such discussions were continuing.

In February 2022, the Company closed a non-brokered private placement of 5,650,000 units of the Company at a price of Cdn$0.55 per unit for gross proceeds of Cdn$3,107,500. Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the issuance of the units. The proceeds from this financing were used for continued development of the Company's Adumbi and Makapela gold deposits and for general corporate purposes.

In January 2022, the Company filed on SEDAR a National Instrument 43-101 technical report relating to the Preliminary Economic Assessment ("PEA") of the Company's Adumbi gold deposit. Reference is made to the Company's December 15, 2021 and January 31, 2022 press releases for the results of the PEA. Based on the positive results of the PEA, further work is warranted at Adumbi to advance the project up the value curve by completing follow up feasibility studies on the project.

In November 2021, the Company announced an increase and upgrade in mineral resources at its Adumbi deposit.  Compared to the inferred mineral resource of 3.15 million ounces of gold (41.316 million tonnes grading 2.37 g/t Au) outlined in April 2021, the additional drilling information and the increased gold price used contributed significantly to the increased mineral resources of the Adumbi deposit with improved confidence to 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold) in the indicated category and 1.78 million ounces of gold (20.828 million tonnes grading 2.65 g/t gold) in the inferred category.  84.68% of these mineral resources are attributable to Loncor via its 84.68% interest in the Imbo Project.

From November 2020 to November 2021, the Company announced assay results from its drilling program at its Adumbi deposit. Reference is made to the Company's November 11, 2021, October 21, 2021, October 12, 2021, September 14, 2021, August 20, 2021, July 12, 2021, May 25, 2021, March 25, 2021, March 4, 2021, February 18, 2021, January 5, 2021, December 22, 2020 and November 30, 2020 press releases for details of drilling results reported.

In a press release dated September 21, 2021, the Company announced the appointment of Mr. John Barker as Chief Executive Officer ("CEO") of Loncor. Mr. Barker, who was Vice President of Business Development of Loncor prior to his appointment as CEO, has 17 years' experience as a leading mining equity analyst including a period as Chairman of The Association of UK Mining Analysts. Arnold Kondrat ("Mr. Kondrat"), Founder of Loncor and previous CEO, was appointed as the Company's Executive Chairman of the Board.

In July 2021, the Company closed a non-brokered private placement of 7,850,000 units of the Company at a price of Cdn$0.70 per unit for gross proceeds of Cdn$5,495,000. Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.95 for a period of 12 months following the closing date of the issuance of the units. The uses of proceeds from this financing were for continued exploration and development of the Company's Imbo Project, including additional drilling and funding of the PEA, and for general corporate purposes.

In a press release dated June 17, 2021, the Company announced that it had awarded the PEA to SENET and Minecon Resources and Services Limited.

On June 11, 2021, the Company filed on SEDAR an updated National Instrument 43-101 technical report relating to the Company's Imbo Project, in particular, the increased gold mineral resource estimate for the Adumbi deposit found within the Imbo Project reported in the Company's April 27, 2021 press release. This technical report was prepared by Minecon Resource and Services Limited.

In June 2021, the Company changed its name from Loncor Resources Inc. to Loncor Gold Inc. to better brand Loncor's business as a gold exploration company. Loncor's common shares commenced trading on the Toronto Stock Exchange ("TSX") under the new name at the opening of trading on Thursday, June 10, 2021. The Company's trading symbol on the TSX remained "LN".

In May 2021, the Company announced that Barrick Gold informed Loncor that it will not be continuing exploration on the Loncor/Barrick joint venture ground (which ground covered approximately 2,000 square kilometers of the Ngayu greenstone belt). Following the termination of the Loncor/ Barrick joint ventures, Loncor assessed the results of the Barrick joint venture program to determine whether further exploration by Loncor on the joint venture ground is warranted. In particular, the Mongaliema and Mokepa prospects, which are close to Makapela, are planned to be further investigated by Loncor. Mongaliema will be evaluated to determine whether it has the resource potential to be combined with the nearby Makapela deposit. The high grade of the Makapela deposit also affords the potential for this resource to be transported to a central processing facility at Adumbi.

In April 2021, the Company announced a 44% increase in mineral resources at its Adumbi deposit. Compared to the inferred mineral resource of 2.19 million ounces of gold (28.97 million tonnes grading 2.35 g/t Au) outlined in April 2020 (see Company press release dated April 17, 2020), further drilling increased the Adumbi inferred mineral resource by 44% to 3.15 million ounces of gold (41.316 million tonnes grading 2.37 g/t Au), constrained within a US$1,500 open pit shell. This mineral resource assessment was undertaken by the Company's independent geological consultants Minecon Resources and Services Limited.  The updated estimate for Adumbi was based on the additional drilling and a review of the Adumbi deposit including remodeling, grade and considering the CIM requirement for mineral resources to have "reasonable prospects for economic extraction".

In a press release dated February 24, 2021, the Company announced that soil geochemical results have outlined four significant, undrilled mineralised trends at its 84.68%-owned Imbo Project. The focus of greenfields exploration by Loncor is at Imbo East, along trend to the southeast from the Adumbi, Kitenge and Manzako deposits previously delineated in the northwest of the 122 square kilometre project area. Analytical results were received for all soil samples from the completed 5.4 kilometre by 2.3 kilometre grid, east of the Imbo River where soil samples were collected every 40 metres on lines 160 metres apart. Geological mapping, soil geochemical, rock chips and channel sampling of old colonial trenches and artisanal workings have outlined four significant mineralised trends - Esio Wapi, Museveni, Mungo Iko and Paradis - approximately 8 to 10 kilometres southeast of the Adumbi deposit. Additional infill soil sampling, augering and channel sampling will be undertaken at Esio Wapi, Paradis, Museveni and Mungo Iko to better define these mineralised trends prior to outlining drill targets.

In February 2021, the Company closed a non-brokered private placement financing, involving the issue of 11,500,000 units of the Company at a price of Cdn$0.50 per unit for gross proceeds of Cdn$5,750,000. Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the units. A total of 1,400,000 of such units were purchased by certain insiders of the Company. The uses of proceeds from this financing were for continued exploration and development of the Company's Imbo Project and for general corporate purposes.

Qualified Person

Peter N. Cowley, a director and President of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Reports

Additional information with respect to the Company's Adumbi deposit (and other properties of the Company within its Imbo Project) is contained in the technical report of New SENET (Pty) Ltd and Minecon Resources and Services Limited dated December 15, 2021 and entitled "NI 43-101 Preliminary Economic Assessment of the Adumbi Deposit in the Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional information with respect to the Company's Makapela Project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo". A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Selected Annual Information

The following financial data is derived from the Company's consolidated financial statements for each of the three most recently completed financial years. This financial data has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

	2022	2021	2020
Net loss	$(2,928,742)	$(3,723,784)	$(2,243,560)
Net loss per share	$(0.02)	$(0.03)	$(0.02)
Total assets	$42,888,714	$40,325,580	$32,670,862
Total liabilities	$1,697,012	$1,990,756	$1,792,560
Total non-current liabilities	$26,759	$27,602	$186,375

For fiscal 2022, the Company had a net loss of $2,928,742, a significant decrease from the prior year loss of $3,723,784. Consulting, management and professional fees in fiscal 2022 increased to $1,131,874 (2021 - $887,058), mainly due to the Company's higher general corporate activities during fiscal 2022. Employee benefits expense decreased to $930,463 (2021 - $1,097,977) as a result of a decrease in employee-related costs at head office during 2022. Share-based payments also decreased to $377,402 during fiscal 2022 from $782,815 during fiscal 2021. In addition, the Company recorded $nil impairment of exploration and evaluation assets during fiscal 2022 compared to $452,251 recorded during fiscal 2021.

For fiscal 2021, the Company had a net loss of $3,723,784, a significant increase from the prior year loss of $2,243,560. Employee benefits expense increased to $1,097,977 (2020 - $555,150) as a result of an increase in employees and their related costs at head office during 2021. Share-based payments also increased from $289,665 during fiscal 2020 to $782,815 during fiscal 2021. In addition, office expenses increased to $232,011 in 2021 from $128,323 in fiscal 2020 as a result of increased filing and other financing associated fees during 2021.

Results of Operations

For the year ended December 31, 2022, the Company reported a net loss of $2,928,742 as compared to a net loss of $3,723,784 for the year ended December 31, 2021. Expenses capitalized to mineral properties are discussed under the "Exploration and Evaluation Expenditures" section below. Significant changes occurred during the year ended December 31, 2022 in the expense categories described below as compared to the year ended December 31, 2021:

Consulting, management and professional fees

Consulting, management and professional fees were $1,131,874 during the year ended December 31, 2022 as compared to $887,058 incurred during fiscal 2021. Consulting fees of $852,155 incurred during fiscal 2022 (compared to $587,559 during fiscal 2021), also included share-based compensation payments of $224,329 year ended December 31, 2022, compared to $279,364 for the year ended December 31, 2021. Management fees were mainly in relation to directors' fees of $68,195 incurred in fiscal 2022 compared to $69,724 in fiscal 2021. Professional fees, which were mainly legal fees and audit fees, amounted to $211,524 in fiscal 2022 compared to $229,775 during fiscal 2021.

Employee benefits

The Company's employee benefits expense decreased to $930,463 for the year ended December 31, 2022 as compared to $1,097,977 incurred during the year ended December 31, 2021. The decrease in costs was mainly due to a decrease in employee-related bonus payments at head office during the fiscal 2022, compared to fiscal 2021.

Office and sundry

For the year ended December 31, 2022, office and sundry expenses decreased to $190,962 compared to $232,011 for the year ended December 31, 2021, mainly due to and reduction in filing and other financing associated fees over the comparative period.

Share-based payments

Share-based payment expenses were $377,402 during the year ended December 31, 2022, compared to $782,815 incurred during the comparative year in 2021. The overall decrease in 2022 in share-based payments was related to a decrease in stock options issued to employees, directors and officers of the Company in fiscal 2022.

Travel and promotion

The Company incurred travel and promotion expenses of $206,184 during the year ended December 31, 2022, compared to $277,448 for the year ended December 31, 2021. The decrease is a result of fluctuations due to normal course of business.

Impairment of exploration and evaluation assets

In accordance with IFRS 6, the Company assessed its exploration and evaluation assets for indications of impairment. As a result of the Company's incurred $nil impairment loss in year ended December 31, 2022, compared to December 31, 2021 when the Company incurred a $452,250 impairment loss related to Devon and Navarro exploration permits. The Company also recorded $nil impairment on intangible assets in 2022 (2021 - $1).

Foreign exchange gain (loss)

The Company recorded a foreign exchange loss of $108,094, for the year ended December 31, 2022, compared to a foreign exchange gain of $44,084 for fiscal 2021. This change was due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest and other income

The Company recognized other income of $180,192 for the year ended December 31, 2022, compared to $168,354 for fiscal in 2021. This income in 2022 was primarily derived from lease liability recovery of $93,349 and EHT recovery of $32,074. Interest and other income also included the sub-lease income of $50,767 (2021 - $52,668) being recorded on the right-of-use lease asset and bank interest of $4,002 (2021 - $4,150).

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the fourth quarter of 2022. This financial information has been prepared using accounting policies consistent with International Accounting Standards ("IAS") 34 Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"). The Company's presentation and functional currency is the United States dollar.

	2022	2022	2022	2022
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss	($368,523)	($725,801)	($1,008,656)	($825,762)
Net loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)

	2021	2021	2021	2021
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss	($1,642,786)	($540,793)	($708,017)	($832,188)
Net loss per share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)

The Company's net loss for the fourth quarter of 2022 decreased to $368,523 compared to a net loss of $725,801 during the third quarter. The decrease in net loss was largely due to the lease liability recovery of $93,349 and EHT recovery of $32,074 in the fourth quarter of 2022. Consulting fees decreased by $135,860 and there was a gain of foreign exchange of $24,814 in the fourth quarter compared to the third quarter of 2022.

The Company's net loss for the third quarter of 2022 decreased to $725,801 compared to the net loss of $1,008,656 incurred during the second quarter of 2022. The decrease in the net loss was mainly due to a decrease of $285,616 in share-based payments and a decrease of $45,803 in travel and promotion expenses in the third quarter compared to the second quarter of 2022.  The decrease in the net loss was offset by an increase of $70,076 in foreign exchange loss during the third quarter of 2022 compared to the second quarter of 2022.

The Company's net loss for the second quarter of 2022 increased to $1,008,656 compared to the net loss of $825,762 incurred during the first quarter of 2022. The increase in the net loss was mainly due to an increase of $190,240 in share-based payments, an increase of $27,883 in travel and promotion expenses and an increase of $13,050 in foreign exchange loss, during the second quarter of 2022 compared to the first quarter of 2022.

The Company's net loss for the first quarter of 2022 decreased to $825,762 compared to the net loss of $1,642,786 incurred during the fourth quarter of 2021. The decrease in the net loss was mainly due to a decrease of $244,300 in share-based payments, a decrease of $86,569 in consulting, management and professional fees and a decrease of $80,765 in office and sundry, during the first quarter of 2022 compared to the fourth quarter of 2021. The Company also recorded an impairment charge of $452,250 on its Devon and Navarro properties and intangible assets during the fourth quarter of 2021 compared to $nil in the first quarter of 2022.

The Company's net loss for the fourth quarter of 2021 increased to $1,642,786 compared to the net loss of $540,793 incurred during the third quarter of 2021. The increase in the net loss was mainly impacted by an increase of $209,910 in consulting, management and professional fees; an increase of $337,389 in share-based payment, an increase in foreign exchange gain of $10,225, as well as an increase of $80,997 in travel and promotions during the fourth quarter of 2021 compared to the third quarter of 2021. The Company also recorded an impairment charge of $452,251 on its Devon and Navarro properties and intangible assets during the fourth quarter of 2021. This was slightly offset by a decrease of $22,846 employee benefits in the fourth quarter. The net loss was also impacted by a reduction in interest and other income of $10,225 during the fourth quarter of 2021 compared to the third quarter of 2021.

The Company's net loss for the third quarter of 2021 decreased to $540,793 compared to the net loss of $708,017 incurred during the second quarter of 2021. The decrease in the net loss was mainly due to a decrease of $324,777 in share-based payments and a decrease of $41,987 in employee benefits. This was offset by an increase of $52,061 in consulting, management and professional fees, an increase in foreign exchange loss of $27,074, as well as an increase of $20,115 in travel and promotions during the third quarter of 2021 compared to the second quarter of 2021. The third quarter 2021 net loss was also impacted by a reduction in interest and other income of $112,907 during the third quarter of 2021 compared to the second quarter of 2021.

The Company's net loss for the second quarter of 2021 decreased to $708,017 compared to the net loss of $832,188 incurred during the first quarter of 2021. The decrease in the net loss was mainly due to a decrease of $200,219 in employee benefits, a decrease of $43,555 in office and sundry, and an increase in interest and other income of $112,590. This was offset by an increase of $215,364 in share-based payments, an increase of $21,630 in consulting, management and professional fees as well as an increase of $20,115 in travel and promotions during the second quarter of 2021 compared to the first quarter of 2021.

Liquidity and Capital Resources

The Company historically relies primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future. The volatility in the gold price has made it more difficult to secure equity financing for many exploration companies.

As at December 31, 2022, the Company had cash and cash equivalents of $182,175 and a working capital deficit of $540,180 compared to cash and cash equivalents of $154,154 and a working capital deficit of $1,178,733 as at December 31, 2021.

During the year ended December 31, 2022, the Company incurred exploration expenditures of $2,376,996, (year ended December 31, 2021 - $9,075,945, of which $1,975,162 was funded by Barrick under a joint venture agreement which was terminated in June of 2021). A breakdown of the exploration expenditures is presented below under "Exploration and Evaluation Expenditures".

See the discussion under "General" above with respect to the private placement financings completed by the Company during fiscal 2022.

During fiscal 2022, stock options to purchase 245,000 common shares of the Company were exercised for total gross proceeds of $128,682 (Cdn$178,212). During fiscal 2021 stock options to purchase 1,125,000 common shares of the Company were exercised for total gross proceeds of $141,249 (Cdn$178,500). Also in 2021, warrants to purchase 2,400,000 common shares of the Company were exercised for total gross proceeds of $1,418,198 (Cdn$178,500)

As the Company's business is the exploration of mineral properties, the Company has to operate with limited financial resources and control costs to ensure that funds are available to fund its operations. As is typical for an exploration company, the Company will need to raise additional funds to continue its activities. The Company expects to raise such additional funds through offerings of its shares. However, if the Company raises additional funds by issuing additional shares, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company's common shares. Such securities may also be issued at a discount to the market price of the Company's common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, it may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Contractual Obligations

The Company's contractual obligations as at December 31, 2022 are described in the following table:

Contractual obligations	Total	Payments due in less than 1 year	Payments due in 1 to 3 years
Loans	$335,658	$308,899	$26,759
Total	$335,658	$308,899	$26,759

Exploration and Evaluation Expenditures

The following tables provide breakdowns of exploration and evaluation expenditures incurred during the years ended December 31, 2022 and 2021, respectively:

	North Kivu Project	Ngayu Projects	Imbo Project	Total
Balance 12/31/2021	$10,771,366	$17,707,547	$9,792,812	$38,271,725

Field camps	-	-	241,758	241,758
Geochemestry	-	-	3,150	3,150
Geology	-	-	157,291	157,291
Feasibility studies	-	-	170,960	170,960
Helicopter	-	-	15,900	15,900
Travel	-	5,030	78,486	83,516
Professional fees	-	2,700	148,071	150,771
Office and sundry	-	31,240	580,349	611,589
Interest and bank charges	-	10,450	50,918	61,368
Salaries	-	140,521	515,016	655,537
Amortization	-	879	41,214	42,093
Other	-	-	418,063	418,063
Expenditures for the period	-	190,820	2,421,176	2,611,996
Incidental revenue	-	-	(235,000)	(235,000)
Balance 12/31/2022	$10,771,366	$17,898,367	$11,978,988	$40,648,721

	North Kivu Project	Ngayu Projects	Imbo Project	Total
Balance 12/31/2020	$10,771,366	$17,918,921	$2,932,905	$31,623,192

Field camps	-	-	734,006	734,006
Geochemestry	-	19,316	245,486	264,802
Geology	-	437,145	1,666,908	2,104,053
Drilling	-	452,158	1,830,945	2,283,103
Feasibility studies	-	-	282,051	282,051
Helicopter	-	-	147,000	147,000
Travel	-	126,063	87,918	213,981
Professional fees	-	151,467	376,409	527,876
Office and sundry	-	501,761	299,649	801,410
Interest and bank charges	-	3,548	40,975	44,523
Salaries	-	508,512	418,803	927,315
Amortization	-	843	27,602	28,445
Impairment charges	-	(452,250)	-	-
Other	-	15,225	702,154	717,379
Expenditures for the period	-	1,763,788	6,859,907	8,623,695
Funding from Barrick	-	(1,975,162)	-	(1,975,162)
Balance 12/31/2021	$10,771,366	$17,707,547	$9,792,812	$38,271,725

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at March 31, 2023 the Company had outstanding 147,744,174 common shares, 10,831,000 stock options to purchase common shares and 6,248,540 common share purchase warrants.

Related Party Transactions

a) Key Management Personnel

Key management includes directors (executive and non-executive), the Chief Executive Officer ("CEO"), the Chief Financial Officer, and senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during years ended December 31, 2022, December 31, 2022 and December 31, 2021 was as follows:

		For the year ended ended
	December 31, 2022	December 31, 2021	December 31, 2020
Salaries and bonus	$864,300	$938,542	$542,558
Compensation expense-share-based payments	$374,014	$724,035	$188,601
	$1,238,314	$1,662,577	$731,159

b) Other Related Parties

As at December 31, 2022, an amount of $10,933 relating to advances provided to the Company was due to Mr. Kondrat, the Executive Chairman and a director of the Company (December 31, 2021 the amount due to Mr. Kondrat - $67,477 related to salary and advances to the Company). Total amounts paid or accrued to Mr. Kondrat for the year ended December 31, 2022 were $250,000 (December 31, 2021 and December 31, 2020 - $500,000 and $242,497, respectively).

As at December 31, 2022, an amount of $393,183 was due from Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2021 - $216,148).

As at December 31, 2022, an amount of $194,539 was due from KGL Resources Ltd. (a company with a common officer) related to common expenses (December 31, 2021 - $68,926 was due to KGL Resources Ltd.).

The amounts included in due to or from related party are unsecured, non-interest bearing and are payable on demand.

New Accounting Standards Not Yet Adopted

IAS 1 - Presentation of Financial Statements

On January 23, 2020, the IASB issued an amendment to IAS 1 Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or noncurrent depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual periods beginning on or after January 1, 2024 and are to be applied retrospectively, with early adoption permitted. The Company is assessing the financial impact of the amendment on its consolidated financial statements.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statements in conformity with International Financial Reporting Standards ("IFRS") requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in the consolidated financial statements included the following:

Estimates:

Impairment

Assets, including property, plant and equipment and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets.  Estimates are reviewed regularly by management.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. See Note 14 of the Annual Financial Statements.

For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. The assumptions and models used for estimating fair value of warrant-based derivative financial instruments are disclosed in Note 13(c) of the Annual Financial Statements.

Judgments:

Provisions and contingencies

The amount recognized as provision, including legal, contractual and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Exploration and evaluation expenditure

The application of the Company's accounting policy for exploration and evaluation expenditure requires significant judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are key circumstances that would indicate a test for impairment is required, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of loss and comprehensive loss during the period the new information becomes available.

Significant judgements have been made with regards to the potential for indicators of impairment. This includes judgements related to the ability to carry out the desired exploration activities as a result of various permits currently being under force majeure due to the poor security situation at the North Kivu property and the need to allocate resources amongst different projects based on the availability of capital and funding.

Functional and presentation currency

Judgment is required to determine the functional currency of the Company and its subsidiaries. These judgments are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances.

Financial Risk Management

Fair Value of Financial Assets and Liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable and prepaid expenses, balances due to/from related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair value hierarchy

The following provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

Foreign Currency Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company's operations and financial results.  A portion of the Company's transactions is denominated in Canadian dollars.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of loss and comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk. See Note 16(c) of the Annual Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances receivable and prepaid expenses. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal.  See Note 16(d) of the Annual Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner.  If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents, and equity capital markets.

Mineral Property Risk

The Company's operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment or loss of part or all of the Company's assets.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

In December 2019, a novel strain of coronavirus ("COVID-19") emerged in Wuhan, China.  Since then, it has spread worldwide and infections have been reported around the world. Canada confirmed its first case of COVID-19 on January 25, 2020 and its first death related to COVID-19 on March 9, 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic.  In response to the outbreak, governmental authorities in Canada and internationally introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing.  The COVID-19 outbreak and the response of governmental authorities to try to limit it has had a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions.  The continued spread of COVID-19 nationally and globally could have an adverse impact on the Company's business, operations and financial results, as well as result in a further deterioration of general economic conditions including a possible national or global recession.  Due to the speed with which the COVID-19 situation developed and is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on the Company's business, operations or financial results; however, the impact could be material.

All of the Company's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, military repression, labor unrest, illegal mining, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be affected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

The only sources of future funds for further exploration programs which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's mineral resources are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its resource estimates are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company's consolidated financial statements by creating gains or losses. The Company recorded a foreign exchange loss of $108,094 during the year ended December 31, 2022, compared to a foreign exchange gain of $44,084 during the year ended December 31, 2021, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual information form dated March 31, 2023 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2022, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2022, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2022, the Company's Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework of 2013. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2022, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2022, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted that a control system, including the Company's disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company's disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.